UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CVD Equipment Corp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126601103
(CUSIP Number)

September 20, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alan H. Temple Jr.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**5**	SOLE VOTING POWER 191,000
		6	SHARED VOTING POWER
		7	SOLE DISPOSITIVE POWER 191,000
		8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,000		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[1]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

[1] Excludes 21,000 shares held by Mr. Temple Jr.'s spouse.

Item 1(a)   **Name of Issuer:**

CVD Equipment Corp

Item 1(b)   **Address of Issuer's Principal Executive Offices:**

1860 Smithtown Ave
Ronkonkoma, NY 11779-7321

Item 2 (a)   **Name of Person Filing:**

Alan H. Temple, Jr.

Item 2(b)   **Address of Principal Business Offices:**

1860 Smithtown Ave
Ronkonkoma, NY 11779-7321

Item 2(c)   **Citizenship:**

United States of America

Item 2(d)   **Title of Class of Securities:**

Common Stock, par value $0.01 per share

Item 2(e)   **CUSIP Number:**

126601103

Item 3   **If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:**

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) [_] Investment company registered under Section 8 of the Investment Company Act

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [_] A parent holding company or control person in accordance with Rule

13d-1(b)(1)(ii)(G)

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4   **Ownership.**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   **Amount beneficially owned:** Mr. Temple beneficially owns a total of 191,000 shares of Common Stock, including 176,000 shares directly and 15,000 through presently exercisable options.

(b)   **Percent of class:** Mr. Temple owns 6.1% of the outstanding class.

(c)   **Number of Common Shares as to which Alan H. Temple Jr. has:**

(i) Sole power to vote or to direct the vote: 191,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 191,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5   **Ownership of Five Percent or Less of a Class.**

Not applicable

Item 6   **Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable

Item 7   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.**

Not applicable

Item 8   **Identification and Classification of Members of the Group.**

Not applicable

Item 9   **Notice of Dissolution of Group.**

Not applicable

Item 10   **Certification.**

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2005

By: _____

      Name: Alan H.Temple, Jr.